FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS
Item

1.	Sales Contract

2.	Equity investment in Largest Shareholder, Special Affiliates of Largest Shareholder, Principal Shareholders or Affiliated Companies

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	December 13, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1.

Sales Contract

1. Details of Contract	Soul of the Ultimate Nation overseas license agreement
2. Contracted Amount (KRW)	13,440,700,000 (US $ 13,000,000)
- Total Sales in the Latest Fiscal Year (KRW)	53,192,356,645
- Ratio to Sales (%)	25.3
3. Other Parties to the Contract	GameNow.net ( Hong Kong ) Ltd.
- Relationship to Issuer	–
4. Sales Territory /Market	China
5. Contracted Period	3 years after commercial service
6. Terms and Conditions of Contract	1) Total agreement amount: US $13,000,000 (including minimum guarantee) 2) Webzen will receive 22% royalty revenue during the agreement period
7. Contract Date	December 13th, 2005
8. Applicability of Large-scale Corporation Rules	–
9. Other	The exchange rate is based on The Korea Foreign Exchange Bank’s announced exchange rate of 1 USD=KRW 1,033.99 on December 13th, 2005.
Date of Relevant Disclosure	–

Item 2.

Equity investment in Largest Shareholder,
Special Affiliates of Largest Shareholder,
Principal Shareholders or Affiliated Companies

1. Accumulated Amount in the Current Fiscal Year (KRW) (excluding the amount previously reported)	1,033,900,000
- Equity Capita l(KRW)	205,227,340,845
- Ratio to Equity Capital (%)	1.5
2. Applicability of Fair Trade Act	Not Applicable
3. Other	–

Investee: Webzen America Inc.

1. Relationship to Company		Subsidiary
2. Investment Amount (KRW)		1,033,900,000
3. Method of Investment		Acquisition of new shares
4. Object of Investment		Common Shares
5. Investment Date		December 13th, 2005
- Outside Directors in attendance		3
		0
- Auditor(s) in Attendance (on Audit Committee who are not Outside Directors)		–
6. Total Shareholding Ratio (%) and Investment Amount in the Investee	Total Equity Investment (%)	100
	Total Investment Amount (KRW)	3,097,900,000
7. Other		1) Investment amount is US $1,000,000 * relevant exchange rate 2) Previously investment amount was KRW 2,064,000,000
Date of Relevant Disclosure		–